

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Brian Mueller
Executive Vice President, Chief Financial Officer
Biomarin Pharmaceutical, Inc.
770 Lindaro Street
San Rafael, California 94901

> **Re: Biomarin Pharmaceutical, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 000-26727**

Dear Mr. Mueller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020 filed February 26, 2021

Notes to Consolidated Financial Statements
(18) Income Taxes, page 128

1.   In 2020, you completed an intra-entity transfer of intellectual property rights to an Irish subsidiary that resulted in a $835.1 tax benefit. Please explain your basis for not recognizing a corresponding US taxable gain in 2020 and the expected US tax impact in future periods. Refer us to the technical guidance upon which you relied. In addition, describe and quantify the methods and key assumptions used to determine the fair value of these transferred intellectual property rights. Revise your disclosures accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Dan Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences